- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                           DOUGLAS & LOMASON COMPANY
                           (Name of Subject Company)

                           DOUGLAS & LOMASON COMPANY
                       (Name of Person Filing Statement)
                             ---------------------

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)
                             ---------------------
                            258777101 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)
                             ---------------------
                              HARRY A. LOMASON II
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           DOUGLAS & LOMASON COMPANY
                              24600 HALLWOOD COURT
                     FARMINGTON HILLS, MICHIGAN 48335-1671
                                 (810) 478-7800
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)
                             ---------------------
                                With a copy to:
                              VERNE C. HAMPTON II
                  DICKINSON, WRIGHT, MOON, VAN DUSEN & FREEMAN
                              500 WOODWARD AVENUE
                                   SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3500

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Douglas & Lomason Company, a Michigan corporation (the "Company"), and the address of the principal executive offices of the Company is 24600 Hallwood Court, Farmington Hills, Michigan 48335-1671. The title of the class of equity securities to which this statement relates is the voting common stock, par value $2.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a cash tender offer by Magna International Inc., an Ontario corporation ("Parent"), and Magna Acquisition Corporation, a Michigan corporation which is a direct, wholly-owned subsidiary of Parent (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 5, 1996 (the "Schedule 14D-1"), to purchase all the outstanding Shares at $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of August 29, 1996 (the "Merger Agreement"), among the Company, Parent, and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, including, if required, approval of the Merger by the shareholders of the Company in accordance with the relevant provisions of the Michigan Business Corporation Act (the "MBCA"), the Purchaser will merge into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached to this statement as
Exhibit 1 and incorporated herein by reference.

     Based on the information in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 36 Apple Creek Boulevard, Markham, Ontario, Canada L3R 4Y4.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above and incorporated herein by reference.

     (b) Each material contract, agreement, arrangement and understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, the Purchaser or the executive officers, directors or affiliates of Parent or the Purchaser, is described in Exhibit 2 attached to this statement and incorporated herein by reference, or is described below.

  (1) Arrangements with Executive Officers, Directors or Affiliates of the Company.

     OFFICER AGREEMENTS. The Company on May 17, 1996 entered into agreements with certain officers and other key employees, including the officers named in the Summary Compensation Table appearing on page 7 of Exhibit 2 to this statement, which provide that in the event of a change in control of the Company (as defined in the agreements), these persons would have specific rights and receive certain benefits if, within three years after the change in control, either employment was terminated by the Company without "cause" (as defined in the agreements) or the person was to terminate employment for "good reason" (as defined in the agreements). In these circumstances, the person would be entitled to receive (a) full base salary through the date of termination, including vacation, plus a severance payment in an amount equal to the person's base monthly salary in effect at the date of termination multiplied by thirty-six, payable at the option of the person either in a lump sum or in installments, (b) a pro-rata payment of any bonus award earned by the person during the year of termination under the Company's Annual Incentive Plan, (c) all legal fees and expenses incurred by the person to enforce the person's rights under the agreement, (d) the use of an automobile for six months, (e) reimbursement for the cost of outplacement services, (f) continuation of medical and life insurance coverage for a period of time and (g) the assignment to the person of the Company's interest in any insurance policy on the person's life. If any amounts which the person is entitled to receive are deemed "parachute payments" under the Internal Revenue Code, the person will be entitled to receive certain additional payments from the Company. The agreements are alike in all respects except the agreement with Harry A. Lomason II also provides for the continuation of the split dollar life insurance policy referred to in note (2) to the Summary Compensation Table in
Exhibit 2 to this statement.

  (2) Arrangements with Parent, the Purchaser, their Executive Officers, Directors or Affiliates.

     MERGER AGREEMENT. The following description of the Merger Agreement is merely a summary and is qualified in its entirety by reference to the entire Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Unless otherwise noted, capitalized terms used in the following description shall have the meaning ascribed to them in the Merger Agreement.

     The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser or any other subsidiary of Parent) will be converted into the right to receive $31.00 per Share in cash, without interest.

     CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed that, among other things, during the period from the date of the Merger Agreement until the effective time of the Merger, except as expressly contemplated by the Merger Agreement or to the extent that the Purchaser shall otherwise agree in writing, the Company will and will cause each of its subsidiaries to (i) conduct its operations only in the ordinary and usual course of business consistent with past practice, (ii) not amend its Articles of Incorporation or By-laws, (iii) not issue, reissue, sell or pledge, or authorize or propose the issuance, reissuance, sale or pledge of any of its capital stock of any class, or securities convertible or exchangeable into capital stock of any class or any rights, warrants or options to acquire any convertible or exchangeable securities or capital stock (other than the issuance of Shares upon the exercise of stock options outstanding on the date of the Merger Agreement under the Company Option Plans (as defined in the Merger Agreement) in accordance with their present terms and the capitalization and issuance of shares by Douglas y Lomason de Coahuila, S.A. de C.V. ("DYLCO") for the amount of 73,670,856 pesos to the Company as consideration for the satisfaction of intercompany debt (the "DYLCO Issuance")), (iv) not declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on or in respect of any class or series of its capital stock or otherwise make any payments to its shareholders in their capacity as such (except for dividends from wholly owned subsidiaries of the Company to the Company or to other wholly owned subsidiaries of the Company), (v) not adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, options or warrants to acquire such shares or other securities,
(vi) not incur or assume any long-term or short-term indebtedness for borrowed money, except in the ordinary course of business consistent with past practice and under existing bank commitments as in effect on the date of the Merger Agreement, in an aggregate amount not to exceed $10,000,000, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person (other than a wholly owned subsidiary of the Company), (vii) not make any loans, advances or capital contributions to, or investments in, any person (other than a wholly owned subsidiary of the Company), except in the ordinary course of business consistent with past practice and in an amount not to exceed (i) in the case of loans, advances or capital contributions to or investments in joint ventures of the Company in existence on the date of the Merger Agreement, $1,000,000 in the aggregate and (ii) in all other cases, $200,000 in the aggregate, (viii) not settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim in an amount not covered by insurance in excess of $200,000 in the aggregate, (ix) except for (x) increases in salary, wages and benefits of employees of the Company or its subsidiaries (other than executive officers of the Company) in accordance with past practice and (y) an increase, retroactive to January 1, 1996, in salaries of officers of the Company, which increase shall not exceed 4% in the aggregate, not increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees or pay any benefit not required by any existing plan or arrangement or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its subsidiaries or establish, adopt, enter into, terminate or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except to the extent such termination or amendment is required by applicable law, (x) not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are in the ordinary course of business and not in excess of $200,000 in the aggregate, (xi) except for the sale of the Company's Truck Body Division on terms reasonably satisfactory to Parent, not sell, lease, mortgage or otherwise encumber or dispose of or agree to sell, lease, mortgage or otherwise encumber or dispose of, any of its assets, other than transactions that are in the ordinary course of business and not material to the Company or any of its subsidiaries or enter into any contract or agreement for the sale of manufactured parts, components or other products, which contract or agreement would require capital expenditures by the Company in excess of $3,000,000 in the aggregate, (xii) not alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company, (xiii) not knowingly violate or fail to perform any obligation or duty imposed upon the Company or any subsidiary of the Company by any applicable federal, state or local law, rule, regulation, guideline or ordinance, (xiv) except for the acquisition of stock of DYLCO by the Company in connection with the DYLCO Issuance, not modify, amend, terminate, waive, release, relinquish or assign any contract or prepay any indebtedness of the Company or cancel or forgive any indebtedness owed to the Company or any of its subsidiaries other than in a manner in the ordinary course of business consistent with past practice and which is not material to the business of the Company and its subsidiaries taken as a whole, (xv) not make any tax election not required by law or settle or compromise any material tax liability, (xvi) not change any of the accounting methods, principles or practices used by the Company except as required by the Commission or the Financial Accounting Standards Board, or (xvii) agree to not take any action that would make any representation or warranty in the Merger Agreement that is qualified as to materiality untrue or incorrect, make any representation or warranty in the Merger Agreement that is not so qualified untrue or incorrect in any material respect or, except as described in the next paragraph, result in any of the conditions to the Offer or to the Merger not being satisfied.

     NO SOLICITATION. The Company also agreed not to solicit, initiate, or encourage the submission of, any takeover proposal (as defined below), enter into any agreement with respect to any takeover proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Board of Directors of the Company, and as determined in good faith by a majority of the disinterested members thereof based on the written advice of outside counsel (a copy of which written advice shall be promptly furnished to Parent), the Company may, in response to an unsolicited request therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement approved by the Company's Board of Directors to, any person. "Takeover proposal" means any proposal, other than a proposal by Parent or any of its affiliates, for a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company), other than a proposal or offer by Parent or any of its affiliates, to acquire in any manner, directly or indirectly, an equity interest in the Company or any of its subsidiaries, any voting securities of the Company or any of its subsidiaries or a substantial portion of the assets of the Company or any of its subsidiaries. The Board of Directors of the Company, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the disinterested members thereof based on the written advice of outside counsel (a copy of which written advice shall be promptly furnished to Parent), may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger) a superior proposal. "Superior proposal" means a bona fide written proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a statutory share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines in their good faith reasonable judgment (based on the advice of independent financial advisors) to be more favorable to the Company and its shareholders than the Offer and Merger and for which financing, to the extent required, is then fully committed or which, in the reasonable good faith judgment of a majority of such disinterested members (based on the advice of independent financial advisors), is reasonably capable of being financed by such third party.

     COMPANY OPTION PLANS. The Merger Agreement further provides that the Company will use its best efforts to cause the holders of all outstanding options to purchase Shares to agree in writing that such options shall be surrendered and canceled in exchange for a cash payment by the Company on the earlier of (i) the date of the closing of the Merger and (ii) five business days after the payment by the Purchaser for any Shares pursuant to the Offer, to the holder of such option in an amount equal to the excess, if any, of the price to be paid for each Share pursuant to the Merger over the per Share exercise price of such option, multiplied by the number of Shares subject to such option.

     COMPANY BENEFIT PLANS; DIRECTOR AND OFFICER INDEMNIFICATION. In the Merger Agreement, Parent agreed to provide, for a period of one year following the effective time of the Merger, employees of the Company with employee benefits that are in the aggregate substantially equivalent to those presently provided under the Company's current benefit plans. The Merger Agreement also provides that the surviving corporation in the Merger will expressly assume the Officer Agreements. In addition, Parent has agreed, for six years after the Merger, to cause the surviving corporation in the Merger to indemnify and hold harmless all current officers and directors of the Company to the same extent such persons are currently indemnified by the Company pursuant to the Company's Articles of Incorporation and By-laws for acts or omissions occurring at or prior to the effective time of the Merger. Parent has agreed at its option to (i) cause to be maintained for a period of not less than six years from the effective time of the Merger, the directors' and officers' insurance and indemnification policy ("D&O Insurance") currently maintained by the Company for all directors and officers of the Company, to the extent that it provides coverage for events occurring prior to the effective time of the Merger or (ii) cause the directors and officers of the Company to be covered for a period of not less than six years by Parent's D&O Insurance, if Parent's policy is, in the aggregate, no less favorable to such directors and officers than the Company's current policy.

     COMPANY SHAREHOLDERS' MEETING. The Merger is subject to approval by the holders of a majority of the outstanding Shares. The Purchaser intends to vote or to give written consent with respect to all Shares acquired by it in the Offer or otherwise in favor of the Merger. Accordingly, if the Purchaser purchases Shares in the Offer such that the Purchaser and Parent own in the aggregate a majority of the outstanding Shares, the Purchaser and Parent will be able to effect the Merger without the affirmative vote of any other holder of Shares. Furthermore, if the Purchaser acquires Shares in the Offer such that the Purchaser and Parent own in the aggregate at least 90% of the outstanding Shares, the Purchaser and Parent would, under Michigan law, be able to effect the Merger without any prior notice to, or vote by, the Company's other shareholders.

     CONDITIONS TO THE MERGER. The Merger is also subject to the satisfaction of the following conditions, including (a) the acceptance for purchase and payment for Shares by the Purchaser pursuant to the Offer; (b) the receipt of all authorizations, consents, orders or approvals of, the filing of all declarations with, and the termination or expiration of all waiting periods imposed by, all courts, arbitral tribunals, administrative agencies or commissions or other governmental or regulatory authorities or agencies, domestic or foreign ("Governmental Entities"), necessary for the consummation of the transactions contemplated by the Merger Agreement; and (c) the absence of any temporary restraining order, preliminary or permanent injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing or impairing the consummation of the Merger in any material respect. In addition, the obligations of Parent and the Purchaser to effect the Merger are subject to certain additional conditions, including (a) the performance in all material respects by the Company of its obligations under the Merger Agreement and the accuracy in all material respects of the representations and warranties of the Company set forth in the Merger Agreement; (b) the receipt of all required authorizations, consents or approvals, the failure to obtain which would have a material adverse effect on Parent, the Purchaser and their subsidiaries or the Company and its subsidiaries; (c) the delivery to Parent of a duly executed and valid statement in the form prescribed by applicable regulation to the effect that the common stock of the Company does not constitute a "United States real property interest" within the meaning of the Internal Revenue Code, as amended;
(d) the Company Option Plans shall have been terminated and all Employee Options shall have been exercised or canceled prior to the Effective Time; and (e) the absence of any pending or threatened action, suit or proceeding by any Governmental Entity before any court or governmental or regulatory authority against the Company, Parent or the Purchaser or any of their subsidiaries challenging the validity or legality of the transactions contemplated by the Merger Agreement. The obligations of the Company to effect the Merger are subject to the accuracy in all material respects of the representations and warranties made by Parent and the Purchaser in the Merger Agreement and the performance in all material respects of the agreements made by Parent and the Purchaser in the Merger Agreement. As used in the Merger Agreement, any reference to any event, change or effect being "material" or having a "material adverse effect" on or with respect to an entity (or such entity and its subsidiaries) means such event, change or effect which is or is reasonably likely to be materially adverse to the business, assets, liabilities, capitalization, results of operations, shareholders equity, condition (financial or otherwise) or prospects of such entity (or, if with respect to such entity and its subsidiaries, such group of entities taken as a whole).

     TERMINATION. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval by the shareholders of the Company, (a) by mutual consent of Parent and the Company,
(b) by either Parent or the Company if: (i) any required approval of the shareholders of the Company shall not have been obtained upon a vote held at any duly held meeting of such shareholders; (ii) (x) as the result of the failure of any of the conditions set forth in Section 14 of the Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (y) subject to certain exceptions, the Purchaser shall not have purchased any Shares pursuant to the Offer within 90 days following the date of the Merger Agreement; (iii) subject to certain exceptions, the Merger shall not have been consummated on or before May 29, 1997; or (iv) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by the Company if (i) to the extent permitted, as described above, the Board of Directors of the Company approves or recommends a superior proposal and (ii) the Company has paid to Parent an amount in cash equal to the sum of the "Termination Fee" plus all "Expenses", each as defined below; or (d) by Parent if Parent or the Purchaser shall have received notice under the HSR Act that the Federal Trade Commission or the Antitrust Division of the Department of Justice has formally extended the applicable waiting period under the HSR Act by requesting additional information concerning the Offer, the Merger, any related transaction or Parent or the Purchaser.

     A "Termination Fee" of $4,046,119 will be payable by the Company to Parent upon termination of the Merger Agreement in the following circumstances: (i) the Company enters into any agreement (other than the Merger Agreement) with respect to any takeover proposal (as defined in the Merger Agreement), (ii) the Board of Directors of the Company withdraws, or modifies in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger, the Merger Agreement, recommends another offer, or resolves to do any of the foregoing,
(iii) it is publicly disclosed or Parent shall otherwise learn that beneficial ownership of more than 15% of the outstanding Shares has been acquired by another person, entity or group provided, however, the Offer shall have remained open for at least four months and further provided, the amount payable to Parent by the Company shall not exceed an amount equal to 50% of the Termination Fee plus all Expenses, (iv) the Company materially breaches its covenants in the Merger Agreement, or (v) the Company materially breaches its representations in the Merger Agreement, both at signing and upon termination of the Merger Agreement. In addition the Company will be obligated to reimburse Parent for its reasonably documented out-of-pocket fees and expenses ("Expenses"), up to $1,000,000 in the aggregate, upon termination of the Merger Agreement for any reason other than as a result of a material breach of any representation, warranty, covenant or agreement of Parent or the Purchaser set forth therein.

     STOCK OPTION AGREEMENT. The following description of the Stock Option Agreement is merely a summary and is qualified in its entirety by reference to the entire Stock Option Agreement, a copy of which is attached to this statement as Exhibit 3 and incorporated herein by reference. Unless otherwise noted, capitalized terms used in the following description shall have the meaning ascribed to them in the Stock Option Agreement.

     The Stock Option Agreement provides that each Seller (including Harry A. Lomason II) grants to the Purchaser an irrevocable option (the "Option") to purchase for $31.00 per Share (the "Per Share Price"), up to the number of Shares set forth opposite such Seller's name on Schedule 1 thereto (the "Optioned Shares"). The aggregate number of Optioned Shares is 469,735 Shares, representing approximately 11.07% of the aggregate outstanding Shares at September 5, 1996. The Option expires on the earlier of the effective time of the Merger and March 31, 1997. The Purchaser may exercise the Option in whole or in part at any time or from time to time prior to the expiration of the Offer. In addition, the Sellers agree to tender, at the Purchaser's request, in the Offer and not withdraw the Optioned Shares. Subject to the preceding sentence, the Purchaser shall exercise the Option concurrently with any acceptance for payment of Shares by the Purchaser in the Offer.

     Pursuant to the Stock Option Agreement, each Seller agrees, until the Option expires, not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Optioned Shares to any person other than the Purchaser or the Purchaser's designee; (ii) acquire any additional Shares without the prior consent of the Purchaser, unless certificates representing such additional Shares are deposited in escrow pursuant to the Stock Option Agreement; (iii) deposit any Optioned Shares into a voting trust or grant a proxy or enter into a voting agreement with respect to any Optioned Shares except as provided in the Stock Option Agreement; or (iv) except, in the case of Harry A. Lomason, II, as otherwise legally required to comply with his duties as an officer or director of the Company, solicit, encourage or take any other action to facilitate (including by way of furnishing information) any inquiries or proposals for any merger or consolidation involving the Company, the acquisition of any Shares or the acquisition of all or substantially all the assets of the Company by any person other than Parent or the Purchaser.

     Unless the Option has expired or the Purchaser has purchased all the Optioned Shares each Seller will, at any annual or special meeting of the shareholders of the Company and in any action by written consent of the shareholders of the Company, (i) vote the Optioned Shares in favor of the Merger and (ii) vote the Optioned Shares against any action or agreement which could result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement or which could otherwise, in the sole judgment of the Purchaser, impede, interfere with or attempt to discourage the Offer or the Merger. In addition, each Seller has irrevocably appointed the Purchaser as his proxy to vote or give consent with respect to his Optioned Shares.

     If the Purchaser exercises the Option in whole or in part and the Purchaser (or any affiliate of the Purchaser) purchases any Shares pursuant to the Offer or pursuant to any other tender or exchange offer, merger or other business combination (the Offer or any such other tender or exchange offer, merger or other business combination being called a "Transaction") having an effective date prior to, or within six months after, the last closing under the Stock Option Agreement, for a cash purchase price per share in excess of the Per Share Price or for consideration which is not solely cash having an aggregate fair market value per share on such effective date in excess of the Per Share Price, each Seller shall be entitled to receive from the Purchaser an additional cash payment equal to the product of (i) the difference between (A) the amount of cash per share and/or the fair market value per share on such effective date of any consideration other than cash, as the case may be, paid to purchase Shares in such Transaction and (B) the Per Share Price, multiplied by (ii) the number of Optioned Shares purchased by the Purchaser from such Seller. If, within six months after the last closing under the Stock Option Agreement, the Purchaser sells any of the Optioned Shares at a price per Optioned Share in excess of the higher of the Per Share Price and any price per Optioned Share paid to the Sellers as described in the immediately preceding sentence, the Purchaser shall pay to each Seller an amount of cash equal to, in the case of Harry A. Lomason, II, 50% and, in the case of each other Seller, 100% of the difference between
(x) the aggregate price for which such Optioned Shares purchased from such Seller were sold by the Purchaser and (y) the aggregate price paid by the Purchaser to such Seller for such Optioned Shares.

     CONFIDENTIALITY AGREEMENT. Effective July 3, 1996, Parent and The Bridgeford Group, on behalf of the Company, entered into a letter agreement (the "Confidentiality Agreement") whereby the Company would provide Parent with certain confidential information about the Company in connection with a possible business transaction with the Company in exchange for the agreement of Parent, among other things, to hold such information confidential and to not, without the prior written consent of the Company, acquire or agree to acquire any voting securities of the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the entire Confidentiality Agreement, a copy of which is attached to this statement as
Exhibit 4 hereto and is incorporated herein by reference.

     EMPLOYMENT AGREEMENT. The Company's Chairman, President and Chief Executive Officer, Harry A. Lomason, II has agreed to be employed by Parent for a period of five years after the consummation of the Merger as President of Magna-Lomason Metals Mechanisms Group, a business unit to be formed from a combination of certain businesses of Parent and the Company. Mr. Lomason's duties and responsibilities would include acting as the chief executive for the Magna-Lomason Metals Mechanisms Group and supervising certain existing joint ventures of the Company. Parent and Mr. Lomason have agreed upon a form of employment agreement providing for a base salary of $200,000 per year with a guaranteed bonus of $400,000 per year for two years after the consummation of the Merger. A copy of Mr. Lomason's form of employment agreement is attached as
Exhibit 10 to this statement and is incorporated herein by reference.

     TENDER LETTERS. Two holders of Shares who are relatives of Mr. Lomason and in the aggregate own approximately 13.3% of the Shares outstanding at September 5, 1996, have indicated in brief letters that they intend to tender their Shares in the Offer. Copies of such letters are attached as Exhibits 11 and 12 to this statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     ON AUGUST 29, 1996, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY ADOPTED RESOLUTIONS APPROVING THE OFFER, THE MERGER AND THE MERGER AGREEMENT, DETERMINING THAT THE TERMS OF THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDING THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER. All the directors and executive officers of the Company have advised the Company that they intend to tender their Shares pursuant to the Offer.

     (b) Background, Reasons for the Recommendation.

     The reasons for the position stated in Item 4(a) above are as follows.

     The Company is a supplier of seat frames to Parent's Atoma Interior Systems Group ("Atoma") for incorporation into complete seats supplied by Atoma to Chrysler Corporation for the Chrysler minivan. During Parent's 1993, 1994 and 1995 fiscal years, the Company had seat frame sales to Atoma of approximately $42, $46 and $44 million, respectively. Various officers and employees of Parent and the Company have, over the past several years, had contacts with employees of the Company in connection with this relationship. In early 1995, Hal Ebert, an executive then with Atoma, contacted Gary T. Walther, then a director of the Company and inquired as to whether the Company would consider the sale of its "seat complete" business to Parent. Mr. Walther replied that he would relay Mr. Ebert's inquiry to Harry A. Lomason, II, Chairman of the Board, President and Chief Executive Officer of the Company.

     A few weeks later, William M. Fike, who had recently joined Parent as Vice Chairman and Executive Vice President from Ford Motor Company ("Ford"), met with Mr. Lomason, at Mr. Fike's request. Mr. Lomason was an acquaintance of Mr. Fike during Mr. Fike's employment at Ford (a customer of the Company). At their meeting, Mr. Fike described Parent's interest in expanding its seating business and asked Mr. Lomason whether the Company would consider selling its seat complete business to Parent. Mr. Lomason indicated that he would consider Mr. Fike's proposal. Subsequently, Mr. Fike and Mr. Lomason had several phone conversations during which Mr. Fike reiterated Parent's interest in acquiring the seat complete business of the Company.

     In June 1995, Donald Walker, the President and Chief Executive Officer of Parent, and Mr. Fike met with Mr. Lomason to discuss further Parent's interest in the Company's seat complete business. At this meeting Mr. Fike and Mr. Walker explained that Parent would consider acquiring either the entire seat complete business of the Company or the Company as a whole if the Company did not want to sell only the seat complete business to Parent. Mr. Lomason indicated that he had been approached by other potential bidders for the Company and requested information from Mr. Fike regarding Atoma. In the following months, Mr. Fike forwarded to Mr. Lomason public information regarding Parent and Atoma and had several phone conversations with Mr. Lomason during which he emphasized Parent's desire to acquire all or part of the Company.

     On September 27, 1995, Mr. Walther met with Mr. Fike and requested more detailed information about Parent's interest in the Company. Mr. Fike reiterated that although Parent would prefer to acquire only the seat complete business, it would be willing to consider the acquisition of the entire seating business of the Company or the entire Company if necessary.

     On January 8, 1996, Mr. Lomason met with Mr. Fike and Richard Banfield, who is in charge of seating and interior manufacturing at Atoma. At this meeting the benefits of a potential combination of the Company and Parent were discussed. Mr. Lomason indicated that he was considering the possibility of a business combination with a large supplier of automotive components such as Parent because he believed that the Company, which is a direct (or "Tier 1") supplier of parts to certain major automobile original equipment manufacturers, might have difficulty maintaining its Tier 1 status in the increasingly competitive business environment.

     Mr. Walther and Mr. Fike next met in Detroit on March 19, 1996. At this meeting, Mr. Walther shared with Mr. Fike certain financial results of the Company for the previous year with the intent that Parent use this information to develop a proposal regarding Parent's purchase price for the entire Company. Mr. Walther also indicated that the Board of Directors of the Company would not be interested in pursuing a transaction at a price below the mid-$20's per Share. A few weeks later, Mr. Fike telephoned Mr. Walther to inform him that, based on Parent's evaluation of the financial information provided by Mr. Walther, Parent would value the Company at a price per Share in the low $20's. Mr. Fike then indicated that Parent might nonetheless be willing to pay a per Share price in the mid-$20's and that discussions between Parent and the Company should continue on that basis.

     On May 28, 1996 the Company pursuant to a letter agreement engaged The Bridgeford Group ("Bridgeford") as the Company's sole and exclusive agent for the purpose of defining, developing and evaluating strategic directions and opportunities for the Company.

     In early June 1996, Mr. Walther called Mr. Fike to inform him that the Company had retained Bridgeford as its financial advisor. On June 27, 1996, Mr. Fike received a letter from Bridgeford on behalf of the Company (the "Confidentiality Agreement"), offering to furnish Parent with certain confidential information about the Company in connection with a possible business combination transaction with the Company in exchange for the agreement of Parent, among other things, to hold such information confidential and to not, without the prior written consent of the Company, acquire or agree to acquire any voting securities of the Company. This letter was accepted and agreed to by Mr. Fike on behalf of Parent on July 3, 1996.

     Also on July 3, 1996, in a meeting in Toronto attended by representatives of Bridgeford and Parent, the Bridgeford representatives presented certain financial and other information regarding the Company (including an estimate of certain of the Company's projected financial results for the years 1996 through 1999 (the "Estimates")) to Parent's representatives. At this meeting the Bridgeford representatives indicated to Mr. Fike that in their view a business combination transaction with the Company was unlikely to be achieved at a price less than $30 per Share. Mr. Fike replied that Parent was unlikely to pay a price of that magnitude.

     On July 15, 1996, Mr. Lomason, Mr. Fike, Mr. Banfield, Graham J. Orr, Executive Vice President, Corporate Development of Parent, and representatives of Bridgeford met in Detroit to discuss the structure of a proposed merger and related issues. The Bridgeford representatives recommended to Mr. Fike that Parent send the Company a letter outlining Parent's proposal for acquiring and operating the Company, including the price range that Parent would consider paying for the Company, subject to its due diligence review of the Company. Parent's representatives agreed to provide such a letter, provided that the Company agreed to negotiate exclusively with Parent for the next few weeks.

     Mr. Fike next met with Mr. Lomason and representatives of Bridgeford on July 23, 1996 to outline the management and organization of the Company's business after the proposed acquisition and Mr. Lomason's and other key executives' potential role in that regard. Privately Mr. Fike indicated to Mr. Lomason that Parent might be prepared to pay a price ranging from $29.00 to $31.00 per Share (the "Initial Price Range"). Later that day, Mr. Fike sent a letter (the "July 23 Letter") on behalf of Parent to the Company's Board of Directors outlining Parent's concepts for a potential strategic combination with the Company and expressing Parent's interest in acquiring all the outstanding Shares of the Company for a price in the Initial Price Range, the exact amount to be determined following completion of a due diligence investigation of the Company by Parent. The July 23 Letter also provided for a 30-day period during which the Company would negotiate exclusively with Parent.

     On July 25, 1996, Mr. Fike was invited to a meeting of the Board of Directors of the Company. At this meeting Mr. Fike discussed the Initial Price Range and other matters outlined in the July 23 Letter with the Board of Directors. In response, the Board indicated that the Initial Price Range was unacceptably low and the exclusivity period was too long. On July 29, 1996, Mr. Fike sent a revised letter on behalf of Parent to the Company's Board of Directors containing an increased price range of $30.00 to $32.00 per Share and a 25-day exclusivity period (the "Exclusivity Period"). After approval of the revised letter by the Company's Board of Directors, Mr. Lomason executed this letter, which is set forth below:

July 29, 1996

The Board of Directors
Douglas & Lomason Company
24600 Hallwood Court
Farmington Hills, Michigan 48335-1671

Attn: Mr. H. A. Lomason II
      Chairman of the Board,
      President & CEO

      Dear Sirs:

                    Re:  Potential Business Combination

     We are delighted to have been invited to outline our concepts for a potential strategic combination of Magna's seating and related operations with D & L. As the Board is aware, we have for some time indicated to D & L our belief that a combination of our two seating businesses will result in a stronger seating system supplier able to compete cost-effectively on a global basis and will enhance our international participation as an interior systems integrator.

     This letter outlines how we believe the combination of the businesses can be accomplished, how the process should continue and responds to the topics which the Board wished to be addressed.

     1. PRICE RANGE. Based solely on D & L's publicly available information, the information you have furnished us in the last two weeks and the discussions among our respective teams during that period, and subject to our continuing due diligence investigation of D & L, Magna would be prepared to make a firm offer to acquire all the outstanding shares of common stock of D & L for US$30 to US$32 per share in cash, the exact amount to be determined immediately following our completion of due diligence. Our offer would not be subject to any financing condition.

     A price in the foregoing range represents a substantial premium to current market and book values and we believe provides an excellent return on investment for the shareholders of D & L.

     2. BUSINESS STRUCTURE. Although we are still formulating our future plans for D & L's various businesses and will not be able to finalize our approach until due diligence is completed, our initial thoughts are to maximize the synergies between our businesses on the following basis:

     (a) Seat Complete -- The manufacturing facilities and related personnel engaged in designing and assembling complete seats would be combined with our Atoma/Integram seating group and then operated as a separate business unit within our Atoma Interior Systems Group.

     (b) Seat Covers -- The manufacturing facilities and related personnel engaged in the designing and manufacture of seat covers and arm/head rests would be maintained as a separate business unit within our Atoma Interior Systems Group and be managed by the existing D & L management team.

     (c) Seat Hardware -- The manufacturing facilities and related personnel engaged in the designing and manufacture of frames and other seat hardware and mechanisms would be combined with our seat hardware group and then operated as a separate business unit within our Atoma Interior Systems Group. We would propose to continue to use the D & L business name in connection with this unit. Combined, this unit would have facilities in the US, Canada and Mexico and would have a full range of products and technologies to supply on a Tier 2 basis to Atoma Seating System and other seat complete suppliers.

     (d) Bestop -- Since this business formerly operated independently and only recently joined the D & L corporate family, we would propose to continue to operate it as a separate business unit and believe that its business could be expanded to include other related Magna businesses which currently operate in the after-market and accessories sector.

     (e) Joint Ventures -- Aside from co-ordinating these businesses on a technological and manufacturing basis with the other seating related units, we would propose to continue to operate each joint venture as in the past, preferably under Mr. Lomason's direction, as we value the relationships that have been built. Every effort would be made to build on these relationships to expand in the seating business in Europe, the Far East and South America.

     (f) Chantland -- We understand that, while this is not an automotive related business, it has been historically successful. Since this business is profitable and runs on a stand-alone basis, we would propose to consider its overall future once the automotive operations have been combined and the management teams have settled in place.

     (g) Truck Body/Trailer -- We assume that D & L will continue in its publicly announced efforts to dispose of this business as quickly as possible at a reasonable price.

     Virtually all of these businesses complement Atoma Seating's existing businesses and when combined will create a formidable integrated global seating systems competitor.

     3. TERMS AND CONDITIONS. The purchase price for D & L's outstanding common shares would be payable in cash on completion of the transaction. Our conditions, which would need to be satisfied prior to entering definitive agreements, include the following:

     (1) The Joint Venture partners are to consent to the transfer of D & L's equity to the new business, if such consents are required.

     (2) The approval of the Board of Directors of Magna to the final contractual arrangements.

     (3) Mr. Lomason is to enter into a mutually agreeable agreement to sell all of his D & L shares to Magna at a mutually agreed upon price (which price shall not exceed the Magna offer price recommended to D & L's shareholders by the Board), with such outs as may be mutually agreed upon, and use his best efforts to obtain similar family share commitments.

     (4) The completion of due diligence reasonably satisfactory to Magna in the next 15 business days.

     4. MANAGEMENT. Without being familiar with any of the manufacturing operations, engineering organization or staff support functions, it is nearly impossible to be specific as to how the management teams would be affected. Obviously it would be essential that the Seat Cover, Bestop, Joint Venture and Chantland management teams remain intact as they would continue to operate as separate business units. As outlined above, we would propose to combine the D & L and Magna seat businesses into four distinct operating units as follows:

          --  Just in sequence -- seat complete

          --  Cut and sew, armrest and headrest operations

          --  Frames, hardware, and mechanisms

          --  Joint-venture relationships

with centralized sales, engineering, and service activities.

     With the exception of seat complete, we propose the other three units report directly to Mr. H. Lomason as the President of Magna -- Lomason Trim in order to capitalize on his knowledge and experience in these businesses and continued strong joint-venture partnership relations. This structure would allow specific focus on global business elements that we feel could grow substantially.

     It would be unlikely that the management teams at any of the plants would be affected. In addition, since Magna currently has minimal cut and sew and no armrest or headrest activities, the management structure for these facilities would remain as it is today. It is also assumed that the D & L seat hardware and frame plants would be combined with those of Atoma into one operating unit with little or no impact on existing structures.

     It would take some time to determine the overall impact of combining these businesses together with existing Atoma business units, although we would anticipate substantial opportunities for people growth within the expanded business. We of course are aware that senior management have been given employment and "change of control" contracts which we would honour.

     5. DUE DILIGENCE. Assuming D & L accepts this letter, representatives of Magna's management team would conduct a due diligence investigation of the business and affairs of D & L in the course of which D & L would provide us and our representatives with access to all material, information, facilities and senior executives of D & L reasonably required by us in order to satisfy ourselves as to the financial, operational, environmental and general business condition and prospects of D & L, including satisfying ourselves with respect to the continuation of satisfactory business relationships with D & L's OEM and other major customers following the completion of the transaction. D & L will use every reasonable effort to assist us in this investigation, particularly in connection with its customers.

     In past discussions we have emphasized Magna's willingness and flexibility in considering business and organizational combinations with all or part of D & L's business units. The concepts described in this letter reflect our response to your adviser's indication that a presentation dealing with the complete D & L organization was desired; however, we do remain willing to consider any combination that would make business sense.

     There is no doubt in our mind that our seating businesses would be far stronger and more competitive combined than separate. The combined businesses would be a strong, global seat complete supplier with significant opportunity to obtain new Ford, Chrysler, GM and Rover seat business, in addition to ensuring replacement of existing seat programs; many current purchased parts could be integrated into existing in-house activities i.e. soft trim, headrests and armrests; the new combined seat hardware and mechanism business would be positioned as the dominant Tier 2 seat component supplier to every Tier 1; through the relationship with Kieper, a basis for establishing seating in Europe would be facilitated; and the established D & L relationship in the Far East could be utilized as the basis for significant expansion in seat components and potentially for complete seats for that market.

     Assuming the foregoing is generally acceptable, we would anticipate our discussions continuing along two tracks. Representatives of Magna's management team would conduct a due diligence investigation as previously described. Concurrently with that process, our outside legal counsel, Sidley & Austin, will furnish to you and your counsel draft agreements relating to this transaction. Such agreements would contain representations, warranties, covenants (including a "no-shop" provision, subject to the fiduciary duties of D & L's Board) and provisions for termination fees customary for transactions of this type. As noted above, these agreements would not contain any financing conditions for Magna. We would expect our respective lawyers to require two to three weeks to negotiate these agreements and determine the precise legal structure the transaction would take.

     In consideration of the foregoing, D & L agrees that for a period of 25 days from the date hereof, it will negotiate exclusively with Magna and its representatives. During such 25 day period, D & L will not, and will not permit any person on its behalf to, directly or indirectly solicit or encourage the submission of, or enter into any agreement or participate in any discussions or negotiations regarding, or furnish to any person information with respect to, any proposal (other than a proposal by Magna) for a merger, consolidation, share exchange, business combination or any similar transaction involving D & L or any of its subsidiaries, or any proposal or offer (other than a proposal or offer by Magna) to acquire in any manner, directly or indirectly, an equity or voting interest in D & L or any of its subsidiaries or a substantial portion of the assets of D & L or any of its subsidiaries other than the truck body/trailer business as previously announced.

     Except as otherwise required by law or in the opinion of our respective counsel, neither Magna nor D & L shall issue any press release or make any other public statement with respect to this letter or the transactions contemplated hereby.

     This letter sets forth the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements relating thereto (other than the letter agreement dated June 27, 1996, between Mr. W. H. Fike and Mr. Edward P. Witz of The Bridgeford Group). Neither Magna nor D & L nor any of their respective subsidiaries shall be under any obligation to proceed with any transaction, and no commitment, undertaking or other obligation of any nature whatsoever shall be implied unless and until a duly authorized agreement in detailed legal form providing for such obligations has been executed and delivered by all parties intending to be bound. This letter shall be non-binding and of no legal effect except for the two next preceding paragraphs dealing with exclusivity and press releases, which shall be binding and enforceable obligations.

     In closing, we believe that Magna through its Atoma Interior Systems Group and D & L are a natural fit, will be far stronger together than apart and will prosper and grow together as a world-class interior systems supplier. As a result we wish to emphasize our continued flexibility and desire to complete a transaction that is in the best interests of D & L as well as its employees, shareholders and customers. We are available to continue the dialogue and proceed rapidly to formalize.

     Please confirm your agreement with the foregoing by signing and returning to us a copy of this letter. If this letter is not accepted by D & L prior to 11:59 p.m. on Monday, July 29, 1996, we will withdraw this complete proposal.

                                          Yours truly,

                                          William H. Fike
                                          Vice-Chairman

Accepted and Agreed

DOUGLAS & LOMASON COMPANY
By: H.A. Lomason II

     After execution of this letter, the Company made certain records and information available to Parent and its representatives for the purpose of conducting its due diligence investigation of the Company. The Company further arranged visits to its principal manufacturing facilities for representatives of Parent.

     On August 7, 1996, in response to an inquiry from officials of The NASDAQ Stock Market, Inc., concerning volatility in the market for the Shares, the Company issued a press release announcing that it was engaged in discussions regarding a possible business combination and that it would not issue any further press releases or comments concerning the discussions until they were finalized or terminated. Thereafter, a draft of the Merger Agreement was prepared and distributed and a draft of the Stock Option Agreement (the "Stock Option Agreement") among Parent, the Purchaser and certain holders of the Shares (including Mr. Lomason) set forth on Schedule 1 thereto (the "Sellers") was prepared and distributed.

     On August 12, 1996 Mr. Fike and Mr. Lomason met briefly to discuss the progress of Parent's due diligence review of the Company and the extent of the parties' cooperation in completing such review.

     On August 20, 1996, Mr. Fike and Mr. Lomason met to discuss issues with respect to the Estimates of the Company presented by Bridgeford on July 3. Mr. Fike explained Parent's belief that the Estimates were overly optimistic in certain respects. Thereafter, representatives of Parent met with representatives of the Company and Bridgeford to continue the discussions concerning the Estimates as revised by Parent and other issues representatives of Parent raised in connection with Parent's due diligence review of the Company.

     On August 22, 1996, legal, financial and other representatives of Parent, the Company and Bridgeford met at the offices of Dickinson, Wright, Moon, Van Dusen and Freeman ("Dickinson, Wright"), counsel to the Company (which also from time to time represents Parent in various matters), to discuss the Estimates and Parent's request to extend the Exclusivity Period and to negotiate the Merger Agreement. At this meeting Mr. Fike stated that, based upon the Estimates as revised by Parent and other issues discovered during Parent's due diligence review, in Parent's view the per Share value of the Company was between $22.00 and $23.00, but that Parent was prepared to bid $30.00 per Share because of certain synergistic opportunities presented by the business combination. Bridgeford and the Company's representatives expressed disappointment at this price and informed Parent that the Board would be conferring the following day to determine whether to approve an extension of the Exclusivity Period, which extension would likely be contingent upon, among other things, a more satisfactory pricing proposal. That afternoon, Mr. Fike informed representatives of Bridgeford and the Company that Parent would be prepared to raise its bid to $31.00 per Share, pending resolution of certain non-pricing issues still outstanding and satisfactory negotiation of the Merger Agreement.

     Also on August 22, 1996, Mr. Lomason and Dickinson, Wright, as his counsel, reviewed the major terms of an employment agreement for Mr. Lomason (the "Lomason Employment Terms") with representatives of Parent.

     Subsequently, Parent and the Company executed a letter agreement dated August 23, 1996 extending the Exclusivity Period to August 29, 1996. Negotiation of the Merger Agreement, the Stock Option Agreement and the Lomason Employment Terms continued over the next several days. Verne C. Hampton, II, a director of the Company, participated in all these negotiations as a member of Dickinson, Wright.

     The Company was advised by Parent that the Boards of Directors of the Purchaser and Parent approved the Merger, the Merger Agreement and the Stock Option Agreement on August 29, 1996, and August 28, 1996, respectively.

     On August 29, 1996, the Company's Board of Directors held a meeting at which all the directors were present in person or by conference telephone as well as the Company's legal counsel and representatives of Bridgeford. At such meeting Bridgeford delivered its oral opinion that the price of $31.00 per share was fair to the shareholders of the Company from a financial point of view. Representatives of Bridgeford then outlined for the Company's Board of Directors Bridgeford's valuation analysis and the methodology employed by Bridgeford in its analysis. Bridgeford delivered its written opinion the following day.

     The Company's Board of Directors unanimously voted to approve the Offer, the Merger and the Merger Agreement, determining that the terms of the Offer and Merger are fair to, and in the best interests of, the

Company and its shareholders and recommending, subject to the terms and conditions set forth in the Merger Agreement, that the Company's shareholders accept the Offer. The Company's Board of Directors also amended the Company's By-Laws to provide for the Company not to be governed by the provisions of Chapter 7B of the Michigan Business Corporation Act ("MBCA").

     Later that day, the Merger Agreement was executed and delivered by Parent, the Purchaser and the Company and the Stock Option Agreement was executed and delivered by Parent, the Purchaser, Mr. Lomason and certain other holders of Shares. In addition, two holders of Shares who are relatives of Mr. Lomason and in the aggregate own approximately 13.3% of the Shares outstanding at September 5, 1996, have indicated in brief letters that they intend to tender their Shares in the Offer. Copies of such letters are attached as Exhibits 12 and 13 to this statement. On August 29, 1996, Parent and the Company issued a joint press release announcing the Merger Agreement and that the Purchaser would commence the Offer promptly.

     A copy of the press release is attached hereto as Exhibit 11 and is incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Schedule 14D-9, is attached as Exhibit 5 and is incorporated herein by reference.

     FACTORS: In reaching its conclusion and recommendation, the Company's Board of Directors in several meetings considered various factors, including but not limited to:

          a. The Board of Director's familiarity with and review of the Company's current condition, including but not limited to (i) results of operations, (ii) financial condition, including contingent liabilities,
     (iii) market position, (iv) operating margins, (v) operations capabilities, and (vi) relationship with customers.

          b. Matters relating to the Company's growth potential, including but not limited to (i) North American sales, (ii) international sales, (iii) cyclicality of the automotive industry, (iv) consolidation of suppliers in the automotive industry, (v) increasing demands of customers on suppliers for high level engineering, (vi) related capital and upfront costs relating to engineering, (vii) the ability of the Company to negotiate with, and compete with others regarding, the Company's customers in light of the trend by customers increasingly to use larger Tier 1 suppliers, (viii) the Company's efforts to diversify and grow through internal activities, and
     (ix) the Company's efforts to make acquisitions.

          c. The amount of cash offered to the Company's shareholders by the Purchaser.

          d. The past performance of the Company's common stock, and the possible price available at a later time compared with risks involved in the future.

          e. The potential market value, liquidity and dividend yield of the Company's common stock.

          f. Other benefits of a merger with Parent, including but not limited to access to financial, engineering and manufacturing resources which could increase the Company's competitiveness and ability to serve its customers.

          g. The equal treatment of shareholders.

          h. The presentation of the Company's independent financial advisor, Bridgeford, that included certain financial and stock market information for the Company compared to similar information for certain other companies whose securities are publicly traded and the financial terms of certain recent business combinations that were deemed comparable in whole or in part, and their opinion that the consideration to be received by the Company's shareholders is fair from a financial point of view.

          i. The fact that the Merger Agreement permits the Board of Directors of the Company to respond to other acquisition proposals in accordance with its fiduciary duties, including by (i) providing information to and participating in discussions with a third party and (ii) accepting a higher offer, if any, from any other party, and terminating the Merger Agreement (subject to payment by the Company to the Purchaser of a reasonable and customary fee).

          j. Other terms of the Merger Agreement, including the fact that the Offer was for cash and that there was no financing condition or unusual due diligence condition associated with the Offer or the Merger.

     Shareholders of the Company should read the copy of the full text of Bridgeford's written opinion filed as Exhibit 6, which is incorporated herein by this reference, and which sets forth the assumptions made, procedures followed, matters considered, and limits of Bridgeford's review.

     In reaching its conclusions, the Board did not assign a specific weight or priority to any specific factor. The Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company engaged Bridgeford pursuant to a letter agreement dated May 28, 1996, as the Company's sole and exclusive agent for the purpose of defining, developing and evaluating strategic directions and opportunities for the Company, including a possible sale of the Company, and in that connection (a) identifying opportunities for the sale of the Company, (b) advising the Company concerning opportunities for a sale, whether or not identified by Bridgeford,
(c) participating on the Company's behalf in negotiations concerning a sale to the extent requested by the Company and (d) if requested by the Company, providing a written and/or verbal opinion to the Company's Board of Directors regarding the fairness to the Company's shareholders from a financial point of view of a sale of the Company or any substantially similar transaction. For such services, the Company agreed to pay Bridgeford a fee of 1.5% of the total consideration involved in the sale, plus reasonable out-of-pocket expenses, payable upon consummation of any such sale. The Company also agreed to indemnify Bridgeford in connection with services performed under the engagement. The letter agreement between the Company and Bridgeford for this engagement is attached to this Statement as Exhibit 7 and is incorporated herein by this reference.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Merger or the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each of the persons referred to in Item 6(a) above presently intends to tender to the Purchaser all of the Shares that are held of record or beneficially owned by such person.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) of this Statement.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

    Exhibit  1  -- Agreement and Plan of Merger, dated as of August 29, 1996, among the
                   Company, Parent and the Purchaser.
    Exhibit  2  -- The Company's Information Statement pursuant to Section 14(f) of the
                   Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*
    Exhibit  3  -- Stock Option Agreement dated as of August 29, 1996, among the Purchaser,
                   Parent and certain holders of Shares listed on Schedule 1 thereto.
    Exhibit  4  -- Confidentiality Agreement dated June 27, 1996 between Parent and The
                   Bridgeford Group.
    Exhibit  5  -- Form of letter addressed to Shareholders of the Company, dated September 5,
                   1996.*
    Exhibit  6  -- Opinion of The Bridgeford Group, dated August 29, 1996.*
    Exhibit  7  -- Letter agreement dated May 28, 1996, between the Company and The Bridgeford
                   Group.
    Exhibit  8  -- Officer agreement dated May 17, 1996 between the Company and Harry A.
                   Lomason II.
    Exhibit  9  -- Form of officer agreement dated May 17, 1996 between the Company and the following officers and key associates of the Company: Steven C. Bruck,
                   Ollie V. Cheatham, A. Warren Daubenspeck, III, Martin A. DiLoreto, George
                   B. Flurey, James J. Hoey, Thomas G. Kish, Richard E. Lietzke, W. Keith
                   Lomason, II, Roger H. Morelli, Scott E. Paradise, Dan D. Smith, Robert D.
                   Stachura and Melynn M. Zylka.
    Exhibit 10  -- Form of Employment Agreement to be entered into by Harry A. Lomason, II with an affiliate of Parent.
    Exhibit 11  -- Joint Press Release dated August 29, 1996.
    Exhibit 12  -- Letter dated August 30, 1996, from Jane L. Agostinelli to Purchaser.
    Exhibit 13  -- Letter dated August 30, 1996, from Anne L. Bray to Purchaser.

- ---------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DOUGLAS AND LOMASON COMPANY


                                          By:    /s/  HARRY A. LOMASON II
                                             -----------------------------------
                                            Name:    Harry A. Lomason II
                                            Title:   Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

Dated: September 5, 1996